Exhibit 12.1

Dycom Industries, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Nine Months Ended	Six Months Ended	Fiscal Year Ended
	October 27, 2018	January 27, 2018	July 29, 2017	July 30, 2016	July 25, 2015	July 26, 2014	July 27, 2013
Net income	$74,961	$68,835	$157,217	$128,740	$84,324	$39,978	$35,188
Income tax provision (benefit)	28,476	(22,285)	93,208	77,587	51,260	26,341	23,011
Fixed charges included in the determination of net income	48,170	29,373	56,866	51,363	39,970	39,528	34,774
Total earnings, as defined	$151,607	$75,923	$307,291	$257,690	$175,554	$105,847	$92,973

Interest charges	$32,028	$19,574	$37,377	$34,733	$27,029	$26,837	$23,335
Rental interest factor	16,142	9,799	19,489	16,630	12,941	12,691	11,439
Total fixed charges, as defined	$48,170	$29,373	$56,866	$51,363	$39,970	$39,528	$34,774

Ratio of earnings to fixed charges	3.1x	2.6x	5.4x	5.0x	4.4x	2.7x	2.7x